SIMPSON MANUFACTURING CO., INC.

5956 West Las Positas Boulevard
Pleasanton, CA 94588
Tel:  (925) 560-9000
Fax:  (925) 833-1499

Re:          Simpson Manufacturing Co., Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed May 8, 2012

File No. 1-13429

May 29, 2012

United States Securities and Exchange Commission

Washington DC 20549

Attention:     Mr. Rufus Decker /Ms. Lisa Etheredge

Dear Sir/Madam:

We have received your comment letter dated May 22, 2012 with respect to the Company’s above-listed filings.  The Company is currently using all reasonable efforts to prepare a response.  However, key members of the Company’s senior management have been or are currently traveling, including the Company’s Chief Executive Officer, and such persons are therefore at this time unable to give due and proper attention to the response.  It would therefore be unduly burdensome for the Company to have to respond within ten business days of such letter dated May 22, 2012.  The Company accordingly has requested additional time to respond and intends to provide a response to you on or prior to June 20, 2012.

Very truly yours,

/s/ Brian Magstadt
Brian Magstadt
Chief Financial Officer
Simpson Manufacturing Co., Inc.